UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)

CLOUGH GLOBAL OPPORTUNITIES FUND
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

18914E106
(CUSIP Number)

Saba Capital Management, L.P.
405 Lexington Avenue
58th Floor
New York, NY 10174
Attention: Michael D'Angelo
(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 26, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [   ]

(Page 1 of 6 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18914E106	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON
Saba Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		7,279,528
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON WITH:
	10	SHARED DISPOSITIVE POWER
		7,279,528

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
7,279,528

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.11%[1]

14	TYPE OF REPORTING PERSON
PN; IA

____________________________
1 The percentages used in this Schedule 13D/A are calculated based upon 51,574,059 Common Shares outstanding as of October 31, 2016 as reported in the Issuer's Annual Report to Shareholders on Form N-CSR filed on January 9, 2017.

CUSIP No. 18914E106	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON
Boaz R. Weinstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		7,279,528
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON WITH:
	10	SHARED DISPOSITIVE POWER
		7,279,528
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
7,279,528

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.11%[1]

14	TYPE OF REPORTING PERSON
IN

____________________________
1 The percentages used in this Schedule 13D/A are calculated based upon 51,574,059 Common Shares outstanding as of October 31, 2016 as reported in the Issuer's Annual Report to Shareholders on Form N-CSR filed on January 9, 2017.

CUSIP No. 18914E106	SCHEDULE 13D/A	Page 4 of 6 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 6 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on 1/6/17, Amendment No. 1 filed on 1/27/17, Amendment No 2 filed on 2/13/17, Amendment No 3 filed on 3/13/17, Amendment No 4 filed on 4/10/17, and Amendment No 5 filed on 4/20/17. Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, and the Original Schedule 13D, with respect to the shares of common stock, (the “Shares”), of Clough Global Opportunities Fund (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5. This Amendment No. 6 amends Items 3 and 5 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors in SCMF, SCMF II, SCLMF, SCS, SCEF 1, SCEF 2, and Saba Closed-End Funds ETF and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of $69,562,339 was paid to acquire the Common Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D/A are calculated based upon 51,574,059 Common Shares outstanding as of October 31, 2016 as reported in the Issuer's Annual Report to Shareholders on Form N-CSR filed on January 9, 2017.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)

The transactions in the Shares effected since the filing of the Amendment No 5 by Saba Capital, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

CUSIP No. 18914E106	SCHEDULE 13D/A	Page 5 of 6 Pages

(d)

No person other than the Reporting Persons and the Saba Entities is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Shares.

(e)	Not applicable.

SIGNATURES

                                      After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 28, 2017

SABA CAPITAL MANAGEMENT, L.P.

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Chief Compliance Officer

BOAZ R. WEINSTEIN

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

CUSIP No. 18914E106	SCHEDULE 13D/A	Page 6 of 6 Pages

Schedule A

            This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person since the Schedule 13D/A filing on 4/20/2017. All transactions were effectuated in the open market through a broker.

	Shares
Trade Date	Purchased (Sold)	Price
04/27/17	82,130	10.59
04/26/17	147,646	10.57
04/25/17	144,857	10.55
04/25/17	20,000	10.51
04/24/17	60,061	10.49
04/21/17	56,744	10.40
04/20/17	20,000	10.40
04/20/17	120,624	10.41